UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. _)*
Zhangmen Education Inc.
(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share American Depositary Shares, each representing seventy-two Class A ordinary shares, par value $0.00001 per share**
(Title of Class of Securities)

98955H200***
(CUSIP Number)

December 31, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The American Depositary Shares, each representing seventy-two Class A ordinary shares, par value $0.00001 per share, were separately registered on a registration statement on Form F-6 (Registration No. 333-256720).

*** This CUSIP number applies to the American Depositary Shares, each representing seventy-two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955H200	Page 2 of 15 Pages

1	Name of Reporting Person: CMC Zenith Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,056,513*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,056,513*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 76,056,513*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12	TYPE OF REPORTING PERSON CO

* Includes 1,056,340 American depositary shares (“ADSs”) of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 3 of 15 Pages

1	Name of Reporting Person: CMC Zenith, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,056,513*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,056,513*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 76,056,513*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12	TYPE OF REPORTING PERSON PN

* Shares held by CMC Zenith Holdings Limited and includes 1,056,340 ADSs of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021. See Item 4 of the statement for additional information.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 4 of 15 Pages

1	Name of Reporting Person: CMC Zenith GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,056,513*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,056,513
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 76,056,513
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12	TYPE OF REPORTING PERSON PN

* Shares held by CMC Zenith Holdings Limited and includes 1,056,340 ADSs of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021. See Item 4 of the statement for additional information.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 5 of 15 Pages

1	Name of Reporting Person: CMC Capital Partners GP II, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,056,513*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,056,513*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 76,056,513*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12	TYPE OF REPORTING PERSON CO

* Shares held by CMC Zenith Holdings Limited and includes 1,056,340 ADSs of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021. See Item 4 of the statement for additional information.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 6 of 15 Pages

1	Name of Reporting Person: LaConfiance Investments Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,772,609*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,772,609*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 86,772,609*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12	TYPE OF REPORTING PERSON CO

* Shares held by CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited and includes 1,205,175 ADSs of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021. See Item 4 of the statement for additional information.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 7 of 15 Pages

1	Name of Reporting Person: LeBonheur Holdings Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,772,609*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,772,609*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 86,772,609*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12	TYPE OF REPORTING PERSON CO

* Shares held by CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited and includes 1,205,175 ADSs of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021. See Item 4 of the statement for additional information.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 8 of 15 Pages

1	Name of Reporting Person: Brilliant Spark Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,772,609*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,772,609*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 86,772,609*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12	TYPE OF REPORTING PERSON CO

* Shares held by CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited and includes 1,205,175 ADSs of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021. See Item 4 of the statement for additional information.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 9 of 15 Pages

1	Name of Reporting Person: Ruigang Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,772,609*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,772,609*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 86,772,609*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12	TYPE OF REPORTING PERSON IN

* Shares held by CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited and includes 1,205,175 ADSs of the Issuer, each representing seventy-two Class A ordinary shares as reported in the Issuer’s Post-Effective Amendment No. 1 to Form F-6 (File No. 333-256720) filed with the Securities and Exchange Commission on December 17, 2021. See Item 4 of the statement for additional information.

** Based on 1,229,046,399 Class A ordinary shares outstanding after the completion of the Issuer’s initial public offering as reported in the Issuer’s Final Prospectus on Form 424(b) (File No. 333-256281) filed with the Securities and Exchange Commission on June 9, 2021 (including the full exercise of the over-allotment option by the underwriters, as reported in the Issuer’s Report on Form 6-K (File No. 001-40455) filed with the Securities and Exchange Commission on November 1, 2021).

CUSIP No. 98955H200	Page 10 of 15 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer: Zhangmen Education Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: No.82 Tongjia Road, Hongkou District, Shanghai, People’s Republic of China

Item 2(a)

Name of Persons Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

CMC Zenith Holdings Limited

CMC Zenith, L.P.

CMC Zenith GP, L.P.

CMC Capital Partners GP II, Ltd.

LaConfiance Investments Ltd

LeBonheur Holdings Ltd

Brilliant Spark Holdings Limited

Ruigang Li

The shares reported herein are held by CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited. CMC Zenith Holdings Limited is wholly owned by CMC Zenith, L.P., whose general partner is CMC Zenith GP, L.P. CMC Zenith GP, L.P.’s general partner is CMC Capital Partners GP II, Ltd. CMC Zenith II Holdings Limited is wholly owned by Alpha Plus Fund, L.P., whose general partner is Alpha Plus Fund GP, Ltd. Studemont Delta Holdings Limited is wholly owned by Studemont Delta, L.P., whose general partner is Studemont Delta GP Ltd. Each of CMC Capital Partners GP II, Ltd., Alpha Plus Fund GP, Ltd. and Studemont Delta GP Ltd is wholly owned by LaConfiance Investments Ltd. LaConfiance Investments Ltd is wholly owned by LeBonheur Holdings Ltd. LeBonheur Holdings Ltd is wholly owned by Brilliant Spark Holdings Limited. Brilliant Spark Holdings Limited is wholly owned by Mr. Ruigang Li.

CMC Zenith, L.P., CMC Zenith GP, L.P. and CMC Capital Partners GP II, Ltd., as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares held by CMC Zenith Holdings Limited.

LaConfiance Investments Ltd, LeBonheur Holdings Ltd, Brilliant Spark Holdings Limited and Ruigang Li, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares held by CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 2(b)

Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

c/o CMC Capital Partners HK Limited

Suite 302, 3/F., Cheung Kong Centre,

No. 2 Queen's Road

Central, Hong Kong

Item 2(c)

Citizenship:

The citizenship of each Reporting Person is as follows:

CMC Zenith Holdings Limited - Cayman Islands

CMC Zenith, L.P. - Cayman Islands

CMC Zenith GP, L.P. - Cayman Islands

CMC Capital Partners GP II, Ltd. - Cayman Islands

LaConfiance Investments Ltd - British Virgin Islands

LeBonheur Holdings Ltd - British Virgin Islands

Brilliant Spark Holdings Limited - British Virgin Islands

Ruigang Li - People's Republic of China

Item 2(d)	Title of Class of Securities: Class A ordinary shares, $0.00001 par value

Item 2(e)	CUSIP Number: 98955H200 (ADSs)

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a).☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).☐ A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4

Ownership:

(a). Amount beneficially owned: See the response to row 9 of the cover page for each Reporting Person.

(b). Percent of class: See the response to row 11 of the cover page for each Reporting Person.

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:

See the response to row 5 of the cover page for each Reporting Person.

(ii). Shared power to vote or to direct the vote:

See the response to row 6 of the cover page for each Reporting Person.

(iii). Sole power to dispose or to direct the disposition of:

See the response to row 7 of the cover page for each Reporting Person

(iv). Shared power to dispose or to direct the disposition of:

See the response to row 8 of the cover page for each Reporting Person.

Item 5

Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification: Not Applicable.

CUSIP No. 98955H200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CMC Zenith Holdings Limited

By:	/s/ Hao Gan
Name: Hao Gan
Title: Authorized Director

CMC Zenith, L.P.
Acting by CMC Zenith GP, L.P., its general partner
Acting by CMC Capital Partners GP II, Ltd., its general partner

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

CMC Zenith GP, L.P.
Acting by CMC Capital Partners GP II, Ltd., its general partner

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

CMC CAPITAL PARTNERS GP II, LTD.

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

LACONFIANCE INVESTMENTS LTD

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

LEBONHEUR HOLDINGS LTD

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

Brilliant Spark Holdings Limited

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

RUIGANG LI

By:	/s/ Ruigang Li
Ruigang Li, Individually

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Joint Filing Agreement